FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of (January 31, 2004)

QUARTZ MOUNTAIN RESOURCES LTD.

(Translation of registrant's name into English)

Suite 1020 - 800 West Pender Street, Vancouver, BC  V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quartz Mountain Resources Ltd.

(Registrant)

By:/s/ David S. Jennings

(Signature)

David S. Jennings, President

Date: January 31,2004

QUARTZ MOUNTAIN RESOURCES LTD.

QUARTERLY REPORT

January 31, 2004

Schedule A:

See unaudited consolidated financial statements attached.

Schedule B:

1.

Related Party Transactions

See note 4 to the unaudited consolidated financial statements for the six months ended January 31, 2004.

2.

(a)

Securities issued during the three months ended January 31, 2004

Nil

(b)

Options granted during the three months ended January 31, 2004

Nil

3.

(a)

Authorized Capital

60,000,000 common shares without par value.

Issued and Outstanding Capital at January 31, 2004

9,668,315 common shares are issued and outstanding.

(b)

(i)

Stock Options Outstanding

Nil

(i)

Warrants Outstanding

711,111 warrants at a price of $0.15 expiring December 2, 2004

(c)

Shares in Escrow

None.

4.

List of Directors and Officers

David S. Jennings, President and Director

Rene Carrier, Director

Shannon M. Ross, Corporate Secretary and Director

Gordon Fretwell, Director

Brian Causey, Director

QUARTZ MOUNTAIN RESOURCES LTD.

QUARTERLY REPORT

January 31, 2004

Schedule C:

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources

At January 31, 2004, Quartz's cash and cash equivalents amounted to $421,981, a decrease of $75,071 since July 31, 2003.

The major contributors to the change in net cash position during the six months ended January 31, 2004, were:

-Operations, which utilized net cash of $56,298, including consulting fees paid for services rendered for accounting and preparation of regulatory filings;

-Acquisition costs of $6,346 and exploration costs of $6,530 on the Ample-Goldmax property. which was written off during the period, and

-Payment of accounts payable.

The mining industry is capital intensive and there can be no certainty that Quartz's existing cash balances or proceeds from the sale of Quartz's common shares will provide sufficient funds for all of the Company's requirements.  Should the need arise, Quartz may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties.  There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.  At July 31, 2003, share subscriptions were outstanding of Cdn$7,529, which were received during the period.  At this time, Quartz does not have any unused banking commitments or lines of credit, which could provide additional working capital.

Until its sale in the year ended July 31, 2002, Quartz's primary focus was the Quartz Mountain Property in Oregon.  Quartz is continually reviewing mineral exploration properties for possible acquisition.  Any acquisition or option which would be entered into, if Quartz believes that it has sufficient future exploration potential to further the interests of the Company.  Any new acquisition must rely on new sources of financing such as the sale of common shares, which will provide working capital.

Quartz does not expect to generate revenue from the 1% Net Smelter Returns royalty it holds on the Quartz Mountain Property (1% NSR) and it is not known at this time if or when any mining would commence on the Quartz Mountain Property.  Currently, the size of the property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims.  Seabridge will be responsible for all costs relating to the Quartz Mountain Property and Quartz's interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Mountain Property.

Subsequent to January 31, 2004, the Company entered into a private placement of 1,510,000 units at a price of $0.28 per unit.  Each unit will comprise one common share and one share purchase warrant, each warrant exercisable to purchase an additional common share at a price of $0.37 for a two year period from the date of issuance.  Proceeds from the private placement will be used for property investigation and working capital.  Some members of the Company's management or their associates participated in the financing.  The financing is subject to regulatory approval.

QUARTZ MOUNTAIN RESOURCES LTD.

QUARTERLY REPORT

January 31, 2004

Results of Operations

Three months ended January 31, 2004 and January 31, 2003

The principal factors contributing to the difference between the loss of $91,207 for the three months ended January 31, 2004 ("Quarter 2004") , and the loss of $5,512 for the three months ended January 31, 2003 ("Quarter 2003"), include:

-An increase in general administrative costs from $14,324 in Quarter 2003 to $67,819 in Quarter 2004, primarily due to payment of consulting fees and reimbursement of costs incurred of $40,580, with no comparative expense in Quarter 2003;

-An increase in revenue from interest and other income from $2,767 in Quarter 2003 to $2,933 in Quarter 2004 from investing the cash balances currently not required for operations;

A write-off of the Ample-Goldmax mineral property interest of $23,296 in Quarter 2004 with no comparative write-off in Quarter 2003.

Six months ended January 31, 2004 and January 31, 2003

The principal factors contributing to the difference between the loss of $71,867 for the six months ended January 31, 2004 ("fiscal 2004"), and the loss of $6,784 for the six months ended January 31, 2003,  ("fiscal 2003") include:

-An increase in general administrative costs from $23,613 in fiscal 2003 to $76,510, primarily due to consulting fees and reimbursement of costs incurred of $40,580 paid in the six months ended January 31, 2004.

-An increase in revenue from interest and other income from $5,625 in fiscal 2003 to $5,986 in fiscal 2004 from investing the cash balances currently not required for operations.

-Foreign exchange gains of $23,898 in fiscal 2004, as compared to $11,204 in fiscal 2003.

-A write-off of the Ample-Goldmax mineral property interest by $23,296 in fiscal 2004 with no comparative write-off in fiscal 2003.

Accounting Principles

The above discussion of results of operations is based on the Company's unaudited consolidated financial statements for the six months ended January 31, 2004, included herein, which are prepared using accounting principles generally accepted in Canada

Inflation and Price Changes

Inflation is not expected to have a material impact on Quartz beyond the general impact on all businesses such as higher costs of materials, services and wages.

In fiscal 2003, Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia.  Quartz paid the optionors Cdn$10,000 at the time of signing and has issued 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years (100,000 have been issued), at the discretion of the Company.  Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months is also required.  During the three months ended January 31, 2004, the Company did not make

QUARTZ MOUNTAIN RESOURCES LTD.

QUARTERLY REPORT

January 31, 2004

 the first anniversary payment of Cdn$25,000, and as a result, the property was written off by $23,296, and the property was returned to the vendor of the property.

The Company currently has sufficient working capital to fund administrative costs for the next twelve months along with the limited exploration programs on the mineral properties that it has acquired in British Columbia.  Additional working capital will be required to fund any major exploration undertaken on its current exploration properties.  Quartz does not have the funding at this time to acquire a major acquisition, but has adequate funding to maintain its existing properties in good standing.  Quartz does not expect to generate revenue from operations for several years on its mineral property interests and it is not known at this time if or when mining will commence.  The mineral property interests are in the exploration stages and the Company does not have sufficient capital to fully explore, and if warranted, develop any of its mineral holdings.

The mining industry is capital intensive and there can be no certainty that the Company's existing cash balances or the proceeds from the sale of its common shares will provide sufficient funds for all of the cash requirements.  Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties.  There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

At this time, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.  Any new acquisition must rely on new sources of financing such as the sale of common shares which will provide working capital.

Quartz continues to review mineral properties to determine whether there are any properties of merit that could be financed by the Company and Quartz should be able to continue to maintain this level of reduced administrative overhead in the next year by sharing office space and management with other companies.

Accounting Principles

The above discussion of results of operations is based on its audited consolidated financial statements for the years ended July 31, 2003 and 2002, included herein, which are prepared using accounting principles generally accepted in Canada.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Stated in United States dollars)

(Unaudited - prepared by management)

JANUARY 31, 2004

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Balance Sheets

(stated in United States dollars)

(Unaudited - prepared by management)

	January 31, 2004	July 31, 2003

Assets

Current assets
Cash and cash equivalents	$ 434,055	$ 490,353
Receivables	9,987	8,741
	444,042	499,094

Mineral property interests (note 2)	--	21,001

	$ 444,042	$ 520,095

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 17,920	$ 27,725
Accounts payable, related parties	4,141	817
	22,061	28,542

Shareholders' equity
Share capital
Authorized
60,000,000 common shares of no par value
Issued and fully paid
9,668,315 common shares (July 31, 2003 - 9,643,315)	20,368,920	20,366,625
Contributed surplus	9,492	9,492
Deficit	(19,956,431)	(19,884,564)
	421,981	491,553

	$ 444,042	$ 520,095

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

"David S. Jennings"

"Shannon M. Ross"

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Prepared by management without audit)

(Stated in U.S. Dollars)

	Three Months Ended January 31,		Six Months Ended January 31,
	2004	2003	2004	2003

Expenses and other
Interest and other income	$ (2,933)	$ (2,767)	$ (5,986)	$ (5,625)
Foreign exchange (gain) loss	1,080	(6,045)	(23,898)	(11,204)
Corporate, general and administrative expenses	67,819	14,324	76,510	23,613
Write-down of mineral property interest	23,296	--	23,296	--
Mineral property investigationss	1,945	--	1,945	--
	91,207	5,512	71,867	6,784

Loss for the period	(91,207)	(5,512)	(71,867)	(6,784)
Deficit, beginning of period	(19,865,224)	(19,901,808)	(19,884,564)	(19,900,536)

Deficit, end of period	$ (19,956,431)	$ (19,907,320)	$ (19,956,431)	$ (19,907,320)

Earnings (loss) per share, basic and fully diluted	$(0.01)	$(0.00)	$(0.01)	$(0.00)

Weighted average number of common shares outstanding - basic	9,668,315	9,060,972	9,656,766	8,829,088
Weighted average number of common shares outstanding - fully diluted	10,379,426	9,060,972	10,376,877	8,829,088

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Prepared by management without audit)

(Stated in U.S. Dollars)

	Three Months Ended January 31,		Six Months Ended January 31,
	2004	2003	2004	2003

Operating activities
Earnings (loss) for the period	$(91,207)	$(5,512)	$(71,868)	$(6,784)
Write-down of mineral property interests	23,296	--	23,296	--
Changes in non-cash operating working capital
Amounts receivable	1,730	510	(1,246)	(1,776)
Accounts payable and accrued liabilities	(12,219)	(2,466)	(9,805)	46,560
Related parties	3,329	(6,926)	3,325	(98,419)

Cash (used for) operating activities	(75,071)	(14,394)	(56,298)	(60,419)

Investing activities
Mineral property interests
Acquisition costs	--	--	--	(7,900)
Exploration activities	--	(1,370)	--	(6,346)

Cash used for investing activities	--	(1,370)	--	(14,246)

Financing activities
Issue of common shares
- for cash	--	50,387	--	50,387
Cash provided by financing activities	--	50,387	--	50,387

Increase (decrease) in cash and cash equivalents	(75,071)	34,623	(56,298)	(24,278)

Cash and cash equivalents, beginning of period	509,126	415,286	490,353	474,187

Cash and cash equivalents, end of period	$ 434,055	$ 449,909	$ 434,055	$ 449,909
Non-cash
Acquisition of mineral property interests	$--	$--	$2,295	$--

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Six months ended January 31, 2004 and 2003

(Prepared by management without audit)

(Stated in U.S. Dollars)

The accompanying consolidated financial statements for the interim periods ended January 31, 2004 and 2003 are prepared on the basis of accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States, and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2003.

1.

Continuing Operations

These financial statements are prepared in accordance with accounting principles applicable to a going concern.  The continuing operations of the Company and the recoverability of the amounts shown for interests in mineral properties are dependent upon the continued support from the Company's significant shareholders, the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, on the outcome or timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company's working capital at January 31, 2004, is $421,981, sufficient to meet the Company's objectives as presently planned.  Management recognizes that the Company must generate additional resources to enable it to continue operations.  Management's plans also include consideration of alliances or other partnership agreements with entities interested in and with resources to support the Company's exploration and development objectives, or other business transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration and development program.  However, there can be no assurances that the Company will achieve profitability or positive cash flows.

If the Company is unable to obtain adequate additional financing or enter into business alliances, management will be required to continue to curtail the Company's operations and exploration activities.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Six months ended January 31, 2004 and 2003

 (Prepared by management without audit)

(Stated in U.S. Dollars)

2.

Mineral Property Interests

	Six months ended January 31, 2004	Year ended July 31, 2003
Newton Hill Property, British Columbia (a)
Acquisition costs
Balance, beginning of period	$ --	$ 1,271
Written-off during the period	--	(1,271)
Balance, end of period	--	--
Ample-Goldmax Property, British Columbia (b)
Acquisition costs
Balance, beginning of period	12,915	--
Incurred during the period	2,295	12,915
Written off during the period	(15,210)
Balance, end of period	--	12,915
Exploration costs
Balance, beginning of period	8,086	--
Geological	--	8,086
Written off during the period	(8,086)	--
Balance, end of period	--	8,086
Total Mineral property interests	$ --	$ 21,001

(a)

During year ended July 31, 2003, the Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia.  The Company paid the optionors Cdn$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval, and are issuing 25,000 common shares every three months thereafter for a period of three years, at the discretion of the Company.  Share payments of 100,000 common shares have been issued to date.  Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months is also required.  During the three months ended January 31, 2004, the property was returned to the vendor and the costs incurred of $23,296 were written off.

(b)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Six months ended January 31, 2004 and 2003

 (Prepared by management without audit)

(Stated in U.S. Dollars)

3.

Share Capital

	Number of Shares	Amount
Balance, July 31, 2003	9,643,315	$20,366,625
Issued for mineral property interest	25,000	2,295
Balance January 31, 2004	9,668,315	$20,368,920

(a)

There were no stock options outstanding at January 31, 2004 and 2003.

(b)

On December 2, 2002, the Company issued 711,111 units at a price of CDN$0.1125 for gross proceeds of $CDN80,000.  Each unit is comprised of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase a further common share exercisable until December 2, 2004 at a price of $CDN 0.15 per common share.  The Company incurred professional fees of $793 in connection with this share issuance.  The share purchase warrants issued as part of this private placement, have been recorded at a fair value of $9,492 and are included in contributed surplus.

4.

Related Party Transactions

During the period, the Company entered into the following transactions with related parties:

(a)

The Company has paid $14,798 to a private company, for rent and administrative services, of which an officer and director of the Company is a director.

(b)

The Company paid $606 in consulting fees to a private company controlled by a director of the Company.

(c)

The Company paid $40,580 in consulting fees and reimbursement of expenses to a private company controlled by a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

5.

Subsequent Event

Subsequent to January 31, 2004, the Company entered into a private placement of 1,510,000 units at a price of $0.28 per unit.  Each unit will comprise one common share and one share purchase warrant, each warrant exercisable to purchase an additional common share at a price of $0.37 for a two year period from the date of issuance.  Proceeds from the private placement will be used for property investigation and working capital.  Some members of the Company's management or their associates participated in the financing.  The financing is subject to regulatory approval.